August 23, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Megan Akst, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:     Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2018
Filed March 22, 2018
Form 10-Q for the Quarterly Period Ended April 30, 2018
Filed June 8, 2018
File No. 000-14388

Ladies and Gentlemen:
Autodesk, Inc. (“Autodesk, the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 3, 2018, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2018 (File No. 000-14338) originally filed with the Commission on March 22, 2018 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended April 30, 2018 (File No. 000-14338) originally filed with the Commission on June 8, 2018 (the “Form 10-Q”).
In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.
Form 10-Q for the Quarterly Period Ended April 30, 2018
Note 3. Revenue Recognition, page 10

1.
We note your disclosure that certain of your contracts contain multiple performance obligations that are accounted for as a single performance obligation because they are part of a series of distinct goods and services. Please tell us, and revise to specify, which arrangements contain a series of distinct goods and services. Refer to 606-10-50-12(c).

We respectfully advise the Staff that the arrangements referred to in this disclosure include our product subscriptions, software-as-a-service (“SaaS”) offerings and flexible enterprise business arrangements ("EBAs"). These arrangements may include multiple performance obligations which are concurrently delivered and have the same pattern of transfer to the customer. Two typical scenarios in which we concurrently deliver distinct goods and services with the same pattern of transfer to the customer are (a) our product subscriptions and EBAs which include one performance obligation for access to our highly interrelated desktop software and cloud technology, and another performance obligation to provide ongoing technical support, and (b) our SaaS offerings which include a performance obligation for access to our SaaS technology and a performance obligation to provide ongoing technical support.

In evaluating our accounting for the performance obligations to provide the technical support included in our product subscriptions, industry collections, SaaS offerings and enterprise contracts (EBAs), we have concluded that the services are concurrently delivered and that measurement of progress by the passage of time is appropriate for each of the performance obligations. We then considered the Basis for Conclusions paragraph 116 in ASU 2014-09, which states:

“The Boards noted that Topic 606 would not need to specify the accounting for concurrently delivered distinct goods or services that have the same pattern of transfer. This is because, in those cases, an entity is not precluded from accounting for the goods or services as if they were a single performance obligation, if the outcome is the same as accounting for the goods and services as individual performance obligations.”

Accordingly, we account for these arrangements that include multiple performance obligations which are concurrently delivered and have the same pattern of transfer to the customer as a single performance obligation.

In our future periodic reports on Forms 10-Q and 10-K, to better assist investors in understanding the performance obligations in our contracts, we will clarify this disclosure in a manner substantially similar to the following (underlined and strikethrough text shows changes to Form 10-Q disclosure):

Our contracts with customers may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation may require significant judgment. Judgment is required to determine the level of integration and interdependency between individual components of software and cloud functionality. This determination influences whether the software is considered distinct and accounted for separately as a license performance obligation, or not distinct and accounted for together with the cloud functionality as a single subscription performance obligation recognized over time.

For product subscriptions, industry collections, and EBAs in which the desktop software and related cloud functionality are highly interrelated, the combined performance obligation is recognized ratably over the contract term as the obligation is delivered. For contracts involving distinct software licenses, the license performance obligation is satisfied at a point in time when control is transferred to the customer. For standalone maintenance subscriptions, cloud subscriptions, and technical support services the performance obligation is satisfied ratably over the contract term as those services are delivered. For consulting services, the performance obligation is satisfied over a period of time as those services are delivered.

When an arrangement includes multiple performance obligations which are concurrently delivered and have the same pattern of transfer to the customer (the services transfer to the customer over the contract period), we account for those performance obligations as a single performance obligation.

For ~~bundled~~ contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative standalone selling prices ("SSP") of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP when we sell each of the products and services separately and need to determine whether there is a discount that should be allocated based on the relative SSP of the various products and services.

2.
We note your disclosure on page 29 regarding various SaaS offerings. To the extent that these offerings are significant, please tell us, and revise to clarify your revenue recognition policy for such offerings.

We respectfully advise the Staff that, in the context of preparing the revenue recognition policy disclosures in the Form 10-Q, we considered the specific disclosure requirements under the provisions of ASC 235-10-50-3. These disclosure requirements state that an entity shall identify and describe the accounting principles and the methods of applying those principles that materially affect the determination of financial position, cash flows, or results of operations. Pursuant to § 210.4-02 of Regulation S-X:

“if the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth.”

In accordance with ASC 235-10-50-3 and pursuant to § 210.4-02, our SaaS offerings, also referred to as “cloud subscriptions” for the period ended April 30, 2018, represent less than 5% of Autodesk’s total revenue and such amount is not considered a material revenue category that would affect the determination of our results of operations and financial position. Therefore, we do not believe that individual disclosure within the revenue recognition policy section of the Form 10-Q is warranted. We will continue to monitor the materiality of such classes of revenue or income to determine whether they need to be disclosed separately within the disclosure of our revenue recognition accounting policy.

We further advise the Staff that the Company has included cloud subscriptions in our general revenue recognition policy disclosures, and respectfully direct the Staff to the clarified disclosure language proposed in our response to comment #1.

3.
We note your disclosure that you have bundled contracts with multiple performance obligations. Please tell us, and revise to specify, which arrangements this disclosure refers to. Refer to 606-10-50-12(c).

We respectfully advise the Staff that the vast majority of our contracts are (a) our product subscriptions and EBAs which include a performance obligation for access to our highly interrelated desktop software and cloud functionality, and a performance obligation to provide ongoing technical support, and (b) our cloud subscriptions include a performance obligation for access to our SaaS technology and a performance obligation to provide ongoing technical support. We account for these arrangements as described in our response to comment #1, and respectfully direct the Staff to the clarified disclosure language proposed therein.

4.
We note your disclosure that in your indirect channel, transfer of control begins at the time access to your subscription is made available electronically. Please tell us, and revise to clarify, if you are referring to access given to the channel partner or to the end user. Refer to ASC 606-10-50-17.

For transactions processed through a channel partner, transfer of control begins at the time access to our subscriptions is made available electronically to the channel partner, which is the same time at which control is transferred to the end user.

In our future periodic reports on Forms 10-Q and 10-K, we will clarify this disclosure in a manner substantially similar to the following (underlined text shows changes to Form 10-Q disclosure):

Our indirect channel model includes both a two-tiered distribution structure, where Autodesk sells to distributors who subsequently sells to resellers, and a one-tiered structure where Autodesk sells directly to resellers. For these arrangements, transfer of control begins at the time access to our subscriptions is made available electronically to our customer, provided all other criteria for revenue recognition are met. Judgment is required to determine whether our distributors and resellers have the ability to honor their commitment to pay, regardless of whether they collect payment from their customers. If we were to change this assessment, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

5.
Please provide us with your analysis of how you determined that your desktop software and the related cloud functionality are highly interrelated and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21(c).

We respectfully advise the Staff that our product subscriptions represent an integrated offering of desktop software and cloud functionality that provide a device-independent, collaborative design workflow for designers and their stakeholders. Specifically, our subscriptions provide our customers with the ability to create designs on multiple computing platforms (including desktop computers, tablets and smartphones), sync design data effortlessly between devices, collaborate with distributed team members, and share design intent with stakeholders from initial concept to finished project.

Under ASC 606-10-25-19, goods and services represent distinct performance obligations when they are both capable of being distinct, and distinct within the context of the contract. The intent is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or to transfer a combined performance obligation.

Although we concluded that the desktop software and cloud functionality included in our product subscriptions are each capable of being distinct because customers can derive some level of benefit and use from the desktop applications and cloud services separately, we concluded they are not distinct within the context of the contract as they are highly integrated, interdependent, and interrelated as described under ASC 606-10-25-21(c). That is, the Company’s on-premise software and the cloud technology significantly affect each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

In Example 10, Case C of ASC 606, software and updates “are not separately identifiable because the license and the updates are, in effect, inputs to a combined item (anti-virus protection) in the contract. Consequently, the license and updates fulfill a single promise to the customer in the contract (a promise to provide protection from computer viruses.)” Similarly, the marketing for our product subscriptions focuses on a central value proposition for the customer: a hybrid of desktop software and cloud functionality that provides a device-independent, collaborative design workflow for designers and their stakeholders. The value proposition is ultimately fulfilled by the ongoing interaction of our desktop applications and cloud functionality to provide specific and unique functionality for the design process.

ASC 606-10-25-21 includes several factors that indicate two or more goods or services in a contract may not be separately identifiable, though there may be other factors an entity could consider, as acknowledged in BC29 of ASU 2016-10. In addition, we considered the Basis for Conclusions paragraphs in ASU 2016-10 to understand the Financial Accounting Standards Boards’ intent:

BC29 of ASU 2016-10:
“…The inputs to a combined item (or items) concept might be further explained, in many cases, as those in which an entity’s promise to transfer the promised goods or services results in a combined item (or items) that is greater than (or substantively different from) the sum of those promised (component) goods and services.”

BC32 of ASU 2016-10:
“…Therefore, the entity should evaluate whether two or more promised goods or services (for example, a delivered item and an undelivered item) each significantly affect the other (and, therefore, are highly interrelated or highly interdependent) in the contract. The entity should not merely evaluate whether one item, by its nature, depends on the other (for example, an undelivered item that would never be obtained by a customer absent the presence of the delivered item in the contract or the customer having obtained that item in a different contract).”

BC33(b) of ASU 2016-10:
“…Therefore, utility also is relevant in evaluating whether two or more promises in a contract are separately identifiable because even if two or more goods or services are capable of being distinct because the customer can derive some measure of economic benefit from each one, the customer’s ability to derive its intended benefit from the contract may depend on the entity transferring each of those goods or services.”

We also considered AICPA Software Revenue Recognition Issue #14-1: Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements (i.e., Hosting, Software-as-a-Service and Hybrid Software/SAAS), specifically paragraph 16(b):

“A portion of the hosted functionality is available from other vendors, but the entity provides significant additional utility from the manner in which it integrates the software with its own hosted functionality. For example, the online storage and sharing is integrated with the on-premise software in such a manner that the customer gains capabilities or workflow efficiencies that would not be available when using another vendor’s hosted services. In such circumstances the on-premise software is capable of being distinct, but the customer obtains a significant functional benefit by purchasing the complete hybrid offering from the entity. This may indicate that the software license and hosting service are interrelated to each other, and are not distinct within the context of the contract.”

Our product subscriptions afford the customers additional capabilities and workflow efficiencies by the interoperability of the on-premise software and cloud functionality. For example, our cloud services provide intelligent data management which enables users to work with and transfer complex designs, often comprised of many cross-linked files, without risk of losing critical data. This benefit is not just storage, but complete file and data management capabilities including version control, permission features, data linkage, search ability, etc. Without the integration of the on-premise software with the cloud functionalities, these benefits could not be obtained by the customer without a significant level of incremental manual effort and risk, which would lead to a significant diminution of utility to the customer. In addition, there are numerous functions which can only be performed via our cloud services, including the synchronization of settings and data across multiple platforms (PC, phone, tablet, etc.) and offloading computationally intensive tasks (simulations, rendering, etc.) rather than consume CPU resources on the desktop.

After considering the functional nature of our product subscriptions, as well as the customer’s expectations, we have determined that the desktop applications and cloud functionality are not distinct in the context of the contract and should be accounted for as a single performance obligation. The value to the customer in our product subscriptions is derived from the high degree of interaction of the desktop applications and cloud functionality, which is not available with the desktop applications alone or in conjunction with third-party services. The customer would not be able to use the licensed software for its intended purpose without the cloud functionality. The nature of the promise to the customer is to provide a technology solution that allows its customer to collaborate on design projects more effectively and efficiently by being able to view, share, and review design projects seamlessly. Furthermore, the customer would suffer a significant diminution in utility if the cloud functionality is not provided. The diminution of utility would stem from not having the ability to do certain activities (e.g., data management, collaboration features, device independence), even if they employed significant manual “work arounds ”, or from efficiency loss due to increased CPU consumption on their desktops for simulation and rendering tasks.

Accordingly, our product subscriptions are a combined output that is based on the high degree of interaction and interdependence between inputs that are the desktop software and cloud functionality, as suggested in BC29 of ASU 2016-10, and therefore they are highly interrelated as described under ASC 606-10-25-21(c).

6.	We note your disclosure on page 12 that you do not have any material variable consideration. Please reconcile this statement with your disclosure on page 11 regarding your partner incentive program.

We respectfully advise the Staff that as part of our distribution through our channel, we have partner incentive programs that provide cash consideration for the quarterly attainment of agreed-upon business goals to incentivize our partners.

The consideration payable to the partner under this program includes a material variable amount based on quarterly sales activity. Therefore, we are required to estimate the reduction of the transaction price in accordance with the variable consideration guidance in ASC 606-10-32-5 through 32-13. However, there is not a significant amount of estimation necessary related to these incentives as the amount payable is determined on a quarterly basis, and therefore the amount payable is known before the financial statements are issued.

In our future periodic reports on Forms 10-Q and 10-K, we will clarify this disclosure based on the requirements of ASC 340-40-50-2(b) in a manner substantially similar to the following (underlined text shows changes to Form 10-Q disclosure):

Payments for product subscriptions, industry collections, cloud subscriptions, and maintenance subscriptions are typically due up front with payment terms of 30 to 45 days. Payments on EBAs are typically due in annual installments over the contract term, with payment terms of 30 to 45 days. Autodesk does not have any material variable consideration, such as obligations for returns, refunds, or warranties or amounts payable to customers for which significant estimation or judgment is required as of the reporting date.

Note 10. Deferred Compensation
Costs to obtain a contract with a customer, page 24

7.
Please help us understand the circumstances in which you pay commissions to your reseller partners. In addition, provide us your analysis regarding how you determined that these amounts should be capitalized given that resellers are your customers.

We respectfully advise the Staff that reseller commissions that are subject to the scope of ASC 340-40 are paid only in circumstances in which those resellers provide activities that aid the sales process of a contract that is entered into directly between Autodesk and the end customer. In such cases, the reseller functions as a sales agent of the Company, similar to Autodesk’s internal sales personnel, and is not a direct party to (or customer in) the contract. These commissions are paid only upon execution of the contract between Autodesk and the end customer, and therefore meet the definition of costs to obtain a contract in accordance with ASC 340-40-25-2. The aggregate amount of these commissions is immaterial to the Company’s annual financial results.

8.
You disclose that commissions earned by internal sales personnel for contract renewals are commensurate with those earned on the initial contract and are amortized over the period of benefit. Please tell us whether the period of benefit for these commissions exceeds the term of respective customer contract and if so, how your policy complies with ASC 340-40-35-1. Also refer to ASC 340-40-50-2(b).

We respectfully advise the Staff that the period of benefit for internal sales commissions for contract renewals that are commensurate with those earned on the initial contract is the term of the respective customer contract. We believe this treatment is consistent with the guidance of the FASB/IASB Joint Transition Resource Group’s Incremental costs of obtaining a contract paper (TRGRR Memo No. 23).

In our future periodic reports on Forms 10-Q and 10-K, we will clarify this disclosure based on the requirements of ASC 340-40-50-2(b) in a manner substantially similar to the following (underlined text shows changes to Form 10-Q disclosure):

“Sales commissions earned by our internal sales personnel and our reseller partners are considered incremental and recoverable costs of obtaining a contract with a customer. The commission costs are capitalized and included in prepaid expenses and other current assets on our consolidated balance sheet. The deferred costs are then amortized over the period of benefit. Autodesk determined that sales commissions earned by internal sales personnel that are related to contract renewals are commensurate with sales commissions earned on the initial contracts, and we determined the period of benefit to be the term of the respective customer contract. Commissions paid to our reseller partners that are related to contract renewals are not commensurate with commissions earned on the initial contract, and we determined the estimated period of benefit by taking into consideration customer retention data, customer contracts, our technology and other factors. Deferred costs are periodically reviewed for impairment. Amortization expense is included in sales and marketing expenses in the Condensed Consolidated Statements of Operations.”
* * * * *

Please direct your questions or comments to me at (415) 507-5000.

Very truly yours,

/s/ R. Scott Herren

R. Scott Herren
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:
Andrew Anagnost, Autodesk President and Chief Executive Officer
Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Douglas K. Schnell,, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael Turner, Ernst & Young LLP